

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 4, 2017

George Economou
Chief Executive Officer
DryShips Inc.
109 Kifisias Avenue and Sina Street
151 24, Marousi
Athens, Greece

> **Re: DryShips Inc.**
> **Registration Statement on Form F-3**
> **Filed March 20, 2017**
> **File No. 333-216826**

Dear Mr. Economou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your analysis why you believe you satisfy General Instruction I.A.3 of the eligibility requirements for the use of Form F-3 in light of your disclosure on pages 112 and F-25 of your Form 20-F for the fiscal year ended December 31, 2016 that you "have not made principal repayments and interest payments" on your only commercial credit facility.

2. We note your discussion of the U.S. Federal income taxation of U.S. holders on page 149 of your Form 20-F for the fiscal year ended December 31, 2016 and your discussion of Marshall Islands tax considerations on page 154 of your Form 20-F for the fiscal year ended December 31, 2016. Please have counsel provide the required tax opinions and

consents with your next amendment or tell us why you believe these tax consequences are not material to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Gary J. Wolfe, Esq.
        Seward & Kissel LLP